April 9, 2012

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention: Matthew Crispino

Re: The Active Network, Inc.

Registration Statement on Form S-1 (333-179115)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, The Active Network, Inc. (the “Registrant”), hereby requests that the effective date of the Registration Statement referred to above be accelerated to, and that such Registration Statement be declared effective on April 11, 2012 at 4:30 p.m., New York Time, or as soon thereafter as practicable.

The Registrant acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Very truly yours,

THE ACTIVE NETWORK, INC.

/s/ David Eisler

David Eisler

Vice President, Senior Securities

and Corporate Counsel